Exhibit 99.1 Stipulated Findings of Fact, Judgment and Decree-Nevada

IN THE SEVENTH JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA IN AND FOR THE COUNTY OF EUREKA

NEWMONT USA LIMITED, a Delaware corporation, d/b/a NEWMONT MINING CORPORATION,

Plaintiffs, v.

BULLION MONARCH COMPANY, a Utah Corporation; CORPORATE CREDITORS COMMITTEE, LLC, a Utah

limited liability Company and JOHN DOES 1 through 99, The Leon

Belaustegui Trust, Thomas L.                                            STIPULATED FINDINGS OF FACT,

Belaustegui Trustee; Thomas L                                          JUDGMENT AND DECREE

Belaustegui; The Estate of Leon "Lonnie" Belaustegui, deceased,

Defendants.

_______________________________/

CORPORATE CREDITORS COMMITTEE, LLC., a Utah Limited Liability Company,

Cross-claim Plaintiff, v.

BULLION MONARCH COMPANY, a Utah Corporation,

Cross-claim Defendant.

STIPULATED FINDINGS OF FACT

1.  Bullion Monarch Company ("Old Bullion") was it Utah corporation with its principal place of business in Utah County, State of Utah. Old Bullion was administratively dissolved by the State of Utah.

2. Bullion Monarch Mining, Inc. ("New Bullion") is a Utah corporation with its principal place of business in Utah County, State of Utah.

3. R. Don Morris, Wayne Pearce, Peter Passaro, and James A. Morris are individuals who are officers and directors of Old Bullion and New Bullion.

4. Corporate Creditors Committee, LLC, ("CCC") is a Utah limited liability company.

5.  Newmont USA Limited is a Delaware corporation doing business in Nevada as Newmont Mining Corporation ("Newmont") which holds property subject to a production royalty belonging to Old Bullion and/or its shareholders described in Paragraphs 11 and 12 below.

6.  At the time of its administrative dissolution, Old Bullion was a publicly-held company with approximately 3,600 shareholders of record, holding approximately 33,410,896 shares of its common stock. Prior to its administrative dissolution in August 1999, Old Bullion had been a reporting company under § 12(g) of the Securities Exchange Act of 1934, as amended ("the Exchange Act") and as such was required to file reports with the Securities and Exchange Commission ("SEC") under § 13 of the Exchange Act as will as other provisions of the Exchange Act.

7.  At the time of its administrative dissolution, Old Bullion had numerous assets, including but not limited to, mining properties, mining equipment and related assets and interests, ongoing operations and various liabilities, including liabilities to its attorney and to its officers and directors.

8. After Old Bullion's administrative dissolution, CCC was formed.  CCC's manager was J. Garry McAllister, the former lawyer of Old Bullion, and its members included the manager, another lawyer and several former members of the Old Bullion board of directors. The purpose of forming CCC was purportedly to obtain control of the Old Bullion assets for the benefit of' its creditors and shareholders.

9.  The former directors of Old Bullion agreed to participate in the formation of CCC due to their belief that there was no procedure available to reinstate or reorganize Old Bullion as an existing corporation. On December 19, 2002, CCC flied a Complaint in the Third Judicial District Court, Division II in and for Salt Lake County, Sandy Department,

naming Old Bullion and Does I through 10 as defendants, Case No. 020414349 (the "First Utah Litigation"). The Complaint filed in the First Utah Litigation alleged that the members of CCC were owed salaries and other expenses by Old Bullion.

10.  In the First Utah Litigation, Old Bullion's former legal counsel executed a stipulation on behalf of Old Bullion for entry of a judgment in full satisfaction of claims by CCC and its members. As a result of the stipulation in the First Utah Litigation, the assets of Old Bullion were purportedly acquired by CCC. Pursuant to the stipulation, CCC agreed to pay a portion of the proceeds from the sale of the assets to creditors who were not included in the CCC group of members.

11.  The Old Bullion assets purportedly acquired by CCC pursuant to the stipulation in the First Utah Litigation included an interest in mining property located in Eureka County, State of Nevada (the "Newmont Property"). Old Bullion's interest in the Newmont Property was a royalty interest. Newmont has an obligation to pay a production royalty on precious metals produced from the Newmont Property pursuant to a May 10, 1979 agreement between Old Bullion and Polar Research Exploration, Ltd., Universal Gas Montana, Inc., Universal Exploration, Ltd., Camsell River Investment, Ltd., Lambert Management, Ltd. and Eltel Holdings, Ltd. ("1979 Agreement")

12. At the time of the completion of the First Utah Litigation, Newmont owed Old Bullion approximately $900,000.00 in royalties from. the Newmont Property as well as continuing royalties (the “Newmont Royalty" and/or "Royalty Proceeds"). Currently, the Royalty Proceeds are approximately $1,400,000.00. The amount of royalty proceeds is expected to increase.

13.  Following completion of the First Utah Litigation, CCC notified Newmont that it was now the owner of Old Bullion's assets, including the Newmont Royalty. CCC demanded that Newmont deliver the accrued Newmont Royalty to CCC, and CCC demanded that Newmont pay all future Newmont Royalty to CCC.

14.  Out of a legitimate concern that, if it paid the Newmont Royalty to CCC, Old Bullion, its shareholders or other creditors would bring conflicting claims against Newmont for the Royalty Proceeds, thus exposing Newmont to multiple liability, Newmont commenced the above captioned inter-pleader action.

15. Pursuant to Newmont's Complaint, Newmont seeks a declaratory judgment determining the true owner of the accrued and accruing Royalty Proceeds.

16.  Old Bullion failed to respond to Newmont's Complaint in this action, and CCC obtained a default judgment against Old Bullion to the effect that Old Bullion had no interest in the Newmont Royalty. This default judgment was later set aside pursuant to the stipulation of the parties in this case and order of this Court.

17.  Certain non-management shareholders of Old Bullion ("Intervening Shareholders") intervened in this action seeking to prevent any order from this Court giving CCC rights to the assets of Old Bullion.

18.  During the process of discovery in this action, former directors of Old Bullion, some of whom were members of CCC, were informed by new counsel for Old Bullion of a procedure that would allow the formation of a new corporation, New Bullion, and the issuance of the new corporation's shares to the Old Bullion shareholders as a part of a plan ("New Bullion Plan") to reacquire the assets of Old Bullion for the benefit of the Old Bullion shareholders and creditors. The Intervening Shareholders agreed to the New Bullion Plan.

19. Although the former directors of Old Bullion owned a majority of the membership interests of CCC, J. Garry McAllister, the former lawyer of Old Bullion and also the Manager of CCC, had control of CCC, and he initially would not agree to the transfer of Old Bullion assets to New Bullion. After several months of negotiation and the payment of claimed outstanding legal fees to Mr. McAllister, he, CCC, and the former directors of Old Bullion entered into a settlement agreement agreeing that the New Bullion Plan could be implemented.

20. In order to proceed with the New Bullion Plan, funds were required to pay the amount of stipulated legal fees to Mr. McAllister as Old Bullion's former counsel as well as to pay other outstanding legal fees and future legal, printing, mailing and other fees and expenses which arose in connection with developing and carrying out the New Bullion Plan.

21. CCC, Newmont and the Intervening Shareholders entered into a stipulation in this action for the release of some of the Royalty Proceeds to be used to carry out the New Bullion Plan. On August 24, 2004, this Court entered an Order appointing a receiver for a portion of the Newmont Royalty and authorizing expenditures of a portion of the Newmont Royalty for the purposes stated in the Stipulation and Order, under the authority of Nevada Revised Statutes 32.010(5). Also as part of the said Order, Newmont is not liable for payment of any interest on any accrued royalty. This Court has subsequently approved additional partial disbursements by the Receiver for purposes consistent with the New Bullion Plan.

22. Old Bullion, New Bullion, CCC, R. Don Morris, Wayne Pearce, Peter Passaro and James A. Morris have entered into a Reorganization and Exchange Agreement. They commenced an action in the Third Judicial District Court, Salt Lake County, Utah Case No. 040925266 (the "Second Utah Litigation").

23.  Based on stipulated facts substantially similar to the forgoing, the Court in the Second Utah Litigation entered an Order and Judgment on Amended Stipulation on March 31, 2005 ("Second Utah Judgment"). The Second Utah Judgment recognizes the newly formed New Bullion, as the proper owner of the Royalty Proceeds, subject to the fulfillment of certain obligations.

24. A copy of the Second Utah Judgment is attached to the Affidavit of Clayton P. Brust, Esq. In support of the Motion for Summary Judgment filed by Old Bullion in the instant action. Based on the forgoing Stipulated Findings of Fact, AND GOOD CAUSE APPEARING,

 IT IS HEREBY ORDERED ADJUDGED AND DECREED AS FOLLOWS:

1. That New Bullion, (Bullion Monarch Mining, Inc., a Utah corporation) is the true owner of the Royalty Proceeds under the 1979 Agreement. New Bullion shall notify Newmont USA Limited, in writing, of instructions for the payment of accrued and accruing royalty, and Newmont shall pay New Bullion the accrued and accruing Royalty Proceeds in the manner set forth in the 1979 Agreement.

2. That New Bullion, its officers and directors, are hereby ordered to fully and faithfully carry out all the obligations and conditions set forth in the said Order and Judgment on Amended Stipulation entered March 31, 2005 in the Third Judicial Court, Salt Lake County, Utah, Case No. 040925266.

3. That, provided that Newmont pays all accrued Royalty Proceeds forthwith upon entry of this Judgment and receiving instructions from New Bullion, Newmont shall not be liable for interest on the accrued Royalty Proceeds, as previously stipulated by the parties and ordered by this Court.

4. That each party hereto shall bear its respective costs of suit and attorneys fees incurred in this matter.

Dated this 9th day of June, 2005.

/s/Steve L. Dobreascu

District Court Judge

Approved as to form and content and submitted by:

Bullion Monarch Company,

Bullion Monarch Mining, Inc.,

The Belaustegli Parties,

By      /s/ Clayton P. Brust

      Clayton P. Brust, Esq., their Attorney

      Nevada Bar No. 5234

      Robison, Belaustegui, Sharp & Low

      71 Washington Street

      Reno, NV  89503

      (775) 329-3151

Newmont USA Limited,

By    /s/ Richard J. Matthews

      Richard J. Matthews, Esq., its Attorney

      Nevada Bar No. 841

      Matthews and Wines, P.C.

      687 6th St., Ste. 1

      Elko, Nevada  89801

     (775) 738-3171